UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TPG SPECIALTY LENDING, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

87265K102

(CUSIP Number)

August 11, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 87265K102
1	Name of reporting persons. Morgan Stanley
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. The state of organization is Delaware.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. 3,055,430 shares*
	7	Sole dispositive power. 0
	8	Shared dispositive power. 3,055,430 shares*
9	Aggregate amount beneficially owned by each reporting person. 3,055,430 shares
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 5.7%
12	Type of reporting person HC, CO

*	Although MSSB TPG Specialty Lending Onshore Feeder Fund (the “Trust”) beneficially owns 3,012,582 shares of the common stock of the Issuer and would otherwise be entitled to vote such shares, the Trust has contractually agreed to pass such voting rights through to the Trust’s underlying investors (each a “Unitholder” and collectively, the “Unitholders”) pro rata in accordance with each Unitholder’s relative ownership of units of the Trust. Each Unitholder will make its own determination as to how to vote with respect to its portion of the Trust’s shares of the Issuer, as well as whether or not to vote with respect to such shares. If Unitholders representing a certain percentage vote their interests, the Trust will vote all shares in accordance with the votes received. If, however, less than the agreed upon representative vote is received, the Trust will not vote any of the shares.

CUSIP No. 87265K102
1	Name of reporting persons. Morgan Stanley Smith Barney Holdings LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. The state of organization is Delaware.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. 3,012,582 shares*
	7	Sole dispositive power. 0
	8	Shared dispositive power. 3,012,582 shares*
9	Aggregate amount beneficially owned by each reporting person. 3,012,582 shares
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 5.6%
12	Type of reporting person OO

*	Although the Trust beneficially owns 3,012,582 shares of the common stock of the Issuer and would otherwise be entitled to vote such shares, the Trust has contractually agreed to pass such voting rights through to the Trust’s underlying Unitholders pro rata in accordance with each Unitholder’s relative ownership of units of the Trust. Each Unitholder will make its own determination as to how to vote with respect to its portion of the Trust’s shares of the Issuer, as well as whether or not to vote with respect to such shares. If Unitholders representing a certain percentage vote their interests, the Trust will vote all shares in accordance with the votes received. If, however, less than the agreed upon representative vote is received, the Trust will not vote any of the shares.

CUSIP No. 87265K102
1	Name of reporting persons. Morgan Stanley GWM Feeder Strategies LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. The state of organization is Delaware.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. 3,012,582 shares*
	7	Sole dispositive power. 0
	8	Shared dispositive power. 3,012,582 shares*
9	Aggregate amount beneficially owned by each reporting person. 3,012,582 shares
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 5.6%
12	Type of reporting person OO

*	Although the Trust beneficially owns 3,012,582 shares of the common stock of the Issuer and would otherwise be entitled to vote such shares, the Trust has contractually agreed to pass such voting rights through to the Trust’s underlying Unitholders pro rata in accordance with each Unitholder’s relative ownership of units of the Trust. Each Unitholder will make its own determination as to how to vote with respect to its portion of the Trust’s shares of the Issuer, as well as whether or not to vote with respect to such shares. If Unitholders representing a certain percentage vote their interests, the Trust will vote all shares in accordance with the votes received. If, however, less than the agreed upon representative vote is received, the Trust will not vote any of the shares.

CUSIP No. 87265K102
1	Name of reporting persons. MSSB TPG Specialty Lending Onshore Feeder Fund
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. The state of organization is Delaware.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. 3,012,582 shares*
	7	Sole dispositive power. 0
	8	Shared dispositive power. 3,012,582 shares*
9	Aggregate amount beneficially owned by each reporting person. 3,012,582 shares
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 5.6%
12	Type of reporting person OO

*	Although the Trust beneficially owns 3,012,582 shares of the common stock of the Issuer and would otherwise be entitled to vote such shares, the Trust has contractually agreed to pass such voting rights through to the Trust’s underlying Unitholders pro rata in accordance with each Unitholder’s relative ownership of units of the Trust. Each Unitholder will make its own determination as to how to vote with respect to its portion of the Trust’s shares of the Issuer, as well as whether or not to vote with respect to such shares. If Unitholders representing a certain percentage vote their interests, the Trust will vote all shares in accordance with the votes received. If, however, less than the agreed upon representative vote is received, the Trust will not vote any of the shares.

Item 1(a).	Name of Issuer:

TPG Specialty Lending, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

Item 2(a).	Name of Person Filing:

This Schedule 13G is jointly filed by: (i) Morgan Stanley; (ii) Morgan Stanley Smith Barney Holdings LLC; (iii) Morgan Stanley GWM Feeder Strategies LLC; and (iv) MSSB TPG Specialty Lending Onshore Feeder Fund (all together, the “Reporting Persons”), with respect to shares of common stock (the “Shares”) of the Issuer beneficially owned by MSSB TPG Specialty Lending Onshore Feeder Fund. Morgan Stanley GWM Feeder Strategies LLC is the managing owner of MSSB TPG Specialty Lending Onshore Feeder Fund, and is a wholly-owned subsidiary of Morgan Stanley Smith Barney Holdings LLC. Morgan Stanley Smith Barney Holdings LLC is indirectly majority-owned by Morgan Stanley.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

The principal business address of each of MSSB TPG Specialty Lending Onshore Feeder Fund and Morgan Stanley GWM Feeder Strategies LLC is 522 Fifth Avenue, 13th floor, New York, NY 10036. The principal business address of each of Morgan Stanley Smith Barney Holdings LLC and Morgan Stanley is 1585 Broadway New York, NY 10036.

Item 2(c).	Citizenship:

The state of organization of each of MSSB TPG Specialty Lending Onshore Feeder Fund, Morgan Stanley GWM Feeder Strategies LLC, Morgan Stanley Smith Barney Holdings LLC and Morgan Stanley is Delaware.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value

Item 2(e).	CUSIP Number:

87265K102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership as of August 11, 2014*.

(a)	Amount beneficially owned:

See the responses to Item 9 on the attached cover pages.

(b)	Percent of class:

See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

*	In Accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by certain operating units (collectively, the “MS Reporting Units”) of Morgan Stanley and its subsidiaries and affiliates (collectively, “MS”). This filing does not reflect securities, if any, beneficially owned by any operating units of MS whose ownership of securities is disaggregated from that of the MS Reporting Units in accordance with the Release.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

See Exhibit 99.2.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

99.1	Joint Filing Agreement, dated the date hereof, between the Reporting Persons.

99.2	Item 7 Information.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2014	MSSB TPG SPECIALTY LENDING ONSHORE FEEDER FUND

	By:	MORGAN STANLEY GWM FEEDER STRATEGIES LLC
Its Managing Owner

	By:	/s/ Michael Korn
	Name:	Michael Korn
	Title:	Authorized Signatory

MORGAN STANLEY GWM FEEDER STRATEGIES LLC

	By:	/s/ Michael Korn
	Name:	Michael Korn
	Title:	Authorized Signatory

MORGAN STANLEY SMITH BARNEY HOLDINGS LLC

	By:	/s/ Anne Cooney
	Name:	Anne Cooney
	Title:	Authorized Signatory

MORGAN STANLEY

	By:	/s/ Christina Huffman
	Name:	Christina Huffman
	Title:	Authorized Signatory